SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 2

to

SCHEDULE TO

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

DOLBY LABORATORIES, INC.

(Name of Subject Company (Issuer) and Filing Person (Offeror))

Options to Purchase Class A Common Stock, $0.001 par value

(Title of Class of Securities)

25659T107

(CUSIP Number of Class of Securities’ Underlying Common Stock)

Andy Sherman, Esq. Executive Vice President, General Counsel and Secretary Dolby Laboratories, Inc. 100 Potrero Avenue San Francisco, California 94103-4813 (415) 558-0200

(Name, address and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

Copies to:

Mark B. Baudler, Esq.

Wilson Sonsini Goodrich & Rosati

Professional Corporation

650 Page Mill Road

Palo Alto, CA 94304-1050

(650) 493-9300

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee
$26,608,498	$3,049.34

*

Calculated solely for purposes of determining the filing fee. This amount assumes that options to purchase 2,789,870 shares of Class A Common Stock of Dolby Laboratories, Inc. having an aggregate value of $26,608,498 as of July 11, 2012 will be exchanged or cancelled pursuant to this offer. The aggregate value of such securities was calculated based on the Black-Scholes option pricing model. The amount of the filing fee, calculated in accordance with the Securities Exchange Act of 1934, as amended, equals $114.60 for each $1,000,000 of the value of this transaction.

☒

Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$3,049.34	Filing party:	Dolby Laboratories, Inc.
Form or Registration No.:	Schedule TO-I.	Date filed:	July 16, 2012

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

This Amendment No. 2 (“Amendment No. 2”) amends and supplements that certain Tender Offer Statement on Schedule TO (the “Schedule TO”) originally filed with the United States Securities and Exchange Commission on July 16, 2012 by Dolby Laboratories, Inc., a Delaware corporation, as previously amended on August 9, 2012. Only those items amended are reported in this Amendment No. 2. Except as specifically provided in this Amendment No. 2, the information contained in the Schedule TO remains unchanged.

Item 12.	Exhibits.

The Exhibit Index attached to this Amendment No. 2 is incorporated herein by reference.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 2 to Schedule TO is true, complete and correct.

DOLBY LABORATORIES, INC.

/s/ Andy Sherman
Andy Sherman
Executive Vice President, General Counsel and Secretary

Date: August 9, 2012

INDEX TO EXHIBITS

Exhibit Number	Description

(a)(1)(A)*	Offer to Exchange Certain Outstanding Options for Restricted Stock Units, dated July 16, 2012.

(a)(1)(A)(i)**	Amendment to Offer to Exchange.

(a)(1)(B)*	Cover E-mails.

(a)(1)(C)*	Election Form.

(a)(1)(D)*	Withdrawal Form.

(a)(1)(E)*	Form of Confirmation E-mail.

(a)(1)(F)*	Form of Reminder E-mails.

(a)(1)(G)*	Mobile Option Holder E-mail.

(a)(1)(H)*	Screenshots from Offer Website.

(a)(1)(I)*	Employee Presentation.

(a)(1)(J)*	Consent to Netherlands Tax Ruling.

(a)(1)(K)*	Intranet Communications and Newsletter Announcements.

(a)(1)(L)**	Final Email Reminder and Notice of Amendment.

(a)(1)(M)	Email Reminder to Non-Electing Eligible Option Holders.

(b)	Not applicable.

(d)(1)

Dolby Laboratories, Inc. 2005 Stock Plan, as amended and restated, incorporated herein by reference from Exhibit 10.3 to the Company’s Annual Report on Form 10-K for the period ended September 30, 2011, as filed with the Securities and Exchange Commission on November 23, 2011, as amended on November 30, 2011, File No. 001-32431.

(d)(2)

Form of Restricted Stock Unit Agreement—U.S. under the 2005 Stock Plan, incorporated herein by reference from Exhibit 99.3 to the Company’s Current Report on Form 8-K, as filed with the Securities and Exchange Commission on November 20, 2007, File No. 001-32431.

(d)(3)

Form of Restricted Stock Unit Agreement—Non–U.S. under the 2005 Stock Plan, incorporated herein by reference from Exhibit 10.4 to the Company’s Quarterly Report on Form 10-Q for the period ended December 30, 2011, as filed with the Securities and Exchange Commission on February 3, 2012, File No. 001-32431.

(g)	Not applicable.

(h)	Not applicable.

*	Previously filed as an exhibit to the Schedule TO-I filed with the Securities and Exchange Commission on July 16, 2012, Commission File No. 005-80595.
**	Previously filed as an exhibit to the Schedule TO-I/A filed with the Securities and Exchange Commission on August 9, 2012, Commission File No. 005-80595.